NO ACT

16
2-1-16

UNITED STATES
SECURITIES AND EXCHANGE C
WASHINGTON, D.C. 205

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 08 2016

Washington, DC 20549

16004247

March 8, 2016

Edward C. Wetmore
Amphenol Corporation
ewetmore@amphenol.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-8-16

Re: Amphenol Corporation
Incoming letter dated February 1, 2016

Dear Mr. Wetmore:

This is in response to your letter dated February 1, 2016 concerning the shareholder proposal submitted to Amphenol by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 8, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amphenol Corporation
Incoming letter dated February 1, 2016

The proposal asks the board to adopt, and present for shareholder approval, a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

We are unable to concur in your view that Amphenol may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Amphenol may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Amphenol

Amphenol Corporation

World Headquarters
358 Hall Avenue
P.O. Box 5030
Wallingford, CT 06492
Telephone (203) 265-8900

February 1, 2016

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Amphenol Corporation Stockholder Proposal from John Chevedden**

Ladies and Gentlemen:

Amphenol Corporation (the "***Company***") hereby files with the staff of the Division of Corporation Finance (the "***Staff***") the Company's reasons for excluding from its proxy statement for the Company's 2016 Annual Meeting of Stockholders (the "***Proxy Materials***") a stockholder proposal (attached hereto as Exhibit A, the "***Proposal***") and related supporting statement submitted by Mr. John Chevedden (the "***Proponent***").

The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if the Company excludes the Proposal pursuant to Rule 14a-8(i)(3), as the Proposal violates the proxy rules, including Rule 14a-9, because it is impermissibly vague and indefinite. Specifically, because the Proposal is subject to multiple interpretations, neither the stockholders voting on the Proposal, nor the Company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D (November 7, 2008), we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's letter submitting the Proposal.

I. The Proposal.

On December 13, 2015, the Proponent sent an email to the Company. Attached to that email was a letter dated December 13, 2015, addressed to the Corporate Secretary of the Company, and enclosing the Proposal, entitled "[APH — Rule 14a-8 Proposal, December 13, 2015] Proposal [4] - Shareholder Proxy Access".

The Proposal and its supporting statement provide, in part, as follows:

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

> Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.
>
> [Remainder of Proposal omitted.]

The December 13, 2015 letter, attaching the entire Proposal and supporting statement, is included in Exhibit A.

II. Basis for Exclusion.

The Company respectfully requests that the Staff concur with its view that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal and its supporting statement are impermissibly vague and indefinite.

A. Rule 14a-8(i)(3) permits the exclusion of vague or indefinite proposals.

Rule 14a-8(i)(3) provides that a stockholder proposal may be omitted from a proxy statement "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials." Rule 14a-9 specifically provides:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

The Staff has explained that a stockholder proposal is excludable under Rule 14a-8(i)(3) if the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004), Item B.4 ("***SLB 14B***"). Discussing Rule 14a-8(i)(3), the Staff has emphasized that, "[i]n evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks." Staff Legal Bulletin No. 14G (Oct. 16, 2012); *see also Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961)* ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.");

Capital One Financial Corp. (avail. Feb. 7, 2003) (concurring with exclusion under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

B. The Proposal subject to differing interpretations under Delaware law.

Here, the Proposal is impermissibly vague and indefinite so as to be inherently misleading because, among other things, the first paragraph of the Proposal is subject to differing interpretations such that it is impossible to ascertain what actions the Proposal requires. Specifically, the Proposal requires that the Company's Board of Directors (the "***Board***") "adopt, and present for shareholder approval," an amendment to the Company's bylaws.

Delaware law and the Company's bylaws provide a means for *the Board* to adopt an amendment to the Company's bylaws. Likewise, Delaware law and the Company's bylaws provide a means for *stockholders* to adopt an amendment to the Company's bylaws. But there are no means by which the Board may adopt *and then* present an amendment to the Company's bylaws for stockholder approval.

Under Delaware law:

> the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote . . .; provided, however, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors . . . . The fact that such power has been so conferred upon the directors . . . shall not divest the stockholders . . . of the power, nor limit their power to adopt, amend or repeal bylaws.

8 Del. C. §109. Consistent with Delaware law, the Company's Certificate of Incorporation confers on the Board the "concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation." (Certificate of Incorporation, Article Sixth, section 2.) Accordingly, under Delaware law and the Company's governing documents, a bylaw may be adopted by *either* the Company's Board *or* its stockholders. There is no mechanism provided whereby a bylaw may be adopted through actions by *both* the Board *and* the stockholders. As a result, the Proposal is misleading and ambiguous on its face because it does not indicate how the Company can implement the Proposal in accordance with the Proponent's wishes.

C. The Proposal is vague and indefinite because it is subject to differing interpretations.

The Proposal is inherently vague and indefinite such that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal, can determine with any reasonable certainty exactly what actions or measures are required by the Proposal. There are multiple ways in which the stockholders could interpret and the Company could implement the Proposal. Some, but not all, of those interpretations include the following:

- **Board advisory resolution followed by stockholder approval**. Section 242(b) of the General Corporation Law of the State of Delaware *requires* that every amendment to a company's *certificate of incorporation* (but not the bylaws) be amended by having the board of directors adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting for consideration of the amendment or directing that the amendment be considered at the next annual meeting of stockholders. At such meeting, if a majority of the outstanding stock entitled to vote thereon votes in favor of the amendment, the amendment is approved and becomes effective upon the filing of a certificate of amendment with the Secretary of State of the State of Delaware.

  It is possible that the Proponent envisioned such a procedure for adoption of the proposed bylaw set forth in the Proposal. If that is the case, and if the Proposal were adopted, the Board would then adopt a resolution setting forth the proposed bylaw, declaring it advisable and submitting that resolution to the stockholders for approval at the next annual meeting of stockholders. Under this interpretation, the bylaw would not be effective unless approved by a majority of stockholders at the next annual meeting of stockholders.

- **Board adoption followed by stockholder rejection**. Under this interpretation, if the Proposal were adopted, the Board would approve the proposed bylaws and the bylaw would be adopted and effective upon such approval. The Company would then call on the stockholders to similarly approve the proposal at the next annual meeting of stockholders. Regardless of the outcome of the stockholder vote, the bylaw would remain a part of the Company's bylaws.

  However, this interpretation would nullify the "present for shareholder approval" requirement of the Proposal. Although the Board would meet the technical requirement of presenting the Proposal for stockholder approval, such presentation would be meaningless under this interpretation, as the proposed amendment to the bylaw would already be effective and would remain so, regardless of the outcome of the stockholder vote.

- **Board adoption followed by stockholder ratification**. Under this interpretation, if the Proposal were adopted, the Board would similarly approve the proposed bylaw and the bylaw would be adopted and effective upon such approval. The Company would then call on the stockholders to ratify the actions of the board at the next annual meeting of stockholders. If approved, the bylaw would remain a part of the Company's bylaws. If rejected, the Board would then repeal the newly-adopted bylaw.

  However, because the bylaw would have been effective in the intervening period, it is possible that a stockholder could have utilized the bylaw to include stockholder nominees on the Company's proxy statement at the next annual meeting of stockholders, even if stockholders end up rejecting the proposed amendment. This would be an unfortunate and unintended consequence of the inherently vague and indefinite language of the Proposal.

- **Stockholder approval of the proposed bylaw**. Another possible interpretation of the Proposal is that it requires the Board to take the steps necessary to present the proposed bylaw for approval by stockholders in the manner set forth in the Company's bylaws, without any special actions by the Board prior to such a vote.

  However, under this interpretation, the first part of the first sentence of the Proposal, "[shareholders] ask our board of directors to adopt," becomes a nullity, because the Board will not have "adopted" the Proposal prior to its presentation to the stockholders for approval. Thus, one is left wondering what the Proponent intended with this verbiage that has vague, indefinite or no meaning at all.

- **Other possible interpretations**. The possible interpretations of the Proposal presented herein are not exhaustive. Indeed, reasonable stockholders could easily envision other means of interpreting the vague and indefinite language of the first sentence of the Proposal, many of which the Company will never have even considered.

Because of the lack of information in the Proposal and the related supporting statement, it is impossible for the stockholders voting on the Proposal, or the Company in implementing the Proposal, to know with any specificity exactly what actions the Proposal seeks. The Proposal does not specify whether the Board or the stockholders should be the final arbiter of whether or not the proposed bylaw should be adopted. Nor is it clear if the Board should adopt an effective bylaw prior to stockholder ratification of the same. The Proposal is also silent as to how it would operate if the Board adopts the bylaw and stockholders do not approve it. This is further evidence that stockholders would not be able to determine with any reasonable certainty the consequences of adopting the Proposal. *See Goldman Sachs Group* (avail. March 7, 2014) (concurring with the exclusion of a proposal to amend a company's governing documents "to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted for and against an item (or, 'withheld' in the case of board elections)," because the proposal, among other things, did not specify how it would operate in the context of a contested election).

D. The conclusion regarding Delaware law is supported by the opinion of Delaware counsel.

The conclusion reached above regarding the vague and indefinite nature of the Proposal under Delaware law is supported by the opinion of Richards, Layton & Finger, P.A. (attached hereto as Exhibit B, the "***Opinion***"), which has acted as special Delaware counsel to the Company in connection with the Proposal. The Opinion states that under Delaware law, the Proposal is subject to at least three possible interpretations. As a result, the Board and the stockholders voting on the Proposal will be unable to determine with any reasonable certainty exactly what actions the Proposal requires under Delaware law.

E. The Staff has granted no-action relief on multiple occasions for similar vague and indefinite proposals.

As demonstrated above, the Proposal is vague and ambiguous because it is subject to multiple interpretations and does not provide any clarity as to what steps the Proponent expects the Company and its stockholders to take in order to implement the Proposal. The Staff has granted no-action under Rule 14a-8(i)(3) in similar circumstances where a proposal did not include sufficient information "for the Corporation to be able to implement [the proposal] without making assumptions regarding what the [p]roponent actually had in mind." *Bank of America Corp.* (avail. Feb. 17, 2006) (concurring in exclusion under Rule 14a-8(i)(3) of a proposal which appeared to request "limiting salary increases of Bank of America members of its Corporate Board of Directors" without including clear information about what the proposal is requesting and what limits the proponent sought). *See also General Motors Corp.* (avail. Mar. 26, 2009) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal to "[e]liminate all incentives for the CEOS and the Board of Directors" that did not define "incentives"); *Alaska Air Group Inc.* (avail. April 11, 2007) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" because the proposal was subject to multiple and differing interpretations); *Bank of America Corp.* (avail. Feb. 12, 2007) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal requesting the reduction of investments when it was unclear which investments were to be reduced); *The Procter & Gamble Co.* (avail. June 30, 2005) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal that recommended that "the merger of Procter & Gamble ("P&G") with Gillette Company be rescinded" because it was unclear how the company would rescind the merger, which was the subject of a binding merger agreement); *Peoples Energy Corp.* (avail. November 23, 2004) (concurring in exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board amend the charter and bylaws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect" because "it offers a nonexistent, undefined 'reckless neglect' standard for indemnification and fails to explain how the [c]ompany should implement it."); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'" without providing any further guidance).

Due to the ambiguities in the Proposal, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal, as they would be unable "to determine with any reasonable certainty exactly what actions or measures the [P]roposal requires." SLB 14B. Further, the Proposal is so impermissibly vague and indefinite that the Company would be unable to determine how to implement or abide by it in a coherent way without making numerous assumptions regarding the Proponent's intentions.

III. Conclusion.

Based upon the foregoing analysis, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal and its supporting statement are impermissibly vague and indefinite, and would cause the Company to violate the prohibition in Rule 14a-9 against materially false and misleading statements in proxy materials.

* * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response he may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Brian Miller of Latham & Watkins LLP at 202-637-2332 to discuss any questions you may have regarding this matter.

Sincerely,

Edward C. Wetmore

Edward C. Wetmore
Vice President, Secretary and
General Counsel

Enclosure

cc: John Chevedden

Exhibit A

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Mr. Edward C. Wetmore
Corporate Secretary
Amphenol Corporation (APH)
358 Hall Ave
Wallingford CT 06492
PH: 203 265-8900
FX: 203 265-8628

Dear Mr. Wetmore,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

John Chevedden

December 13, 2015
Date

cc: Diana Reardon <dreardon@amphenol.com>

[APH – Rule 14a-8 Proposal, December 13, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16

Exhibit B

February 1, 2016

Amphenol Corporation
358 Hall Avenue
Wallingford, Connecticut 06492

Re: Stockholder Proposal

Ladies and Gentlemen:

We have acted as special Delaware counsel to Amphenol Corporation, a Delaware corporation (the "Company"), in connection with a stockholder proposal (the "Proposal"), dated December 13, 2015, that has been submitted to the Company by John Chevedden (the "Proponent") for the 2016 annual meeting of stockholders of the Company (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed in the office of the Secretary of State of the State of Delaware on November 2, 2015 (the "Certificate of Incorporation"); (ii) the Second Amended and Restated By-laws of the Company, as amended and restated on April 25, 2014 (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states, in relevant part, the following:

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

> "RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a 'proxy access' bylaw as follows:
>
> Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below."[1]

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rule 14a-8(i)(3) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(3)"), because the Proposal is impermissibly vague and indefinite so as to be inherently misleading. Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The staff of the Division of Corporation Finance consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[2] In this connection, you have requested our opinion as to whether the Proposal is vague and indefinite such that the Board of Directors of the Company (the "Board") and the stockholders will be unable to determine with any reasonable certainty exactly what actions the Proposal requires under Delaware law.

---

[1] The remainder of the Proposal has been omitted.

[2] Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) (noting that with respect to the stockholder proposal, the Securities and Exchange Commission opined that "it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion under the predecessor rule to Rule 14a-8(i)(3) where the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

For the reasons set forth below, the Proposal, in our opinion, is vague and indefinite such that the Board and the stockholders will be unable to determine with any reasonable certainty exactly what actions the Proposal requires under Delaware law.

DISCUSSION

We believe that the Proposal is vague and indefinite such that the Board and the stockholders will be unable to determine with any reasonable certainty exactly what actions the Proposal requires because, as drafted, the language contained in the Proposal related to the adoption of the Proposal is subject to at least three possible interpretations under Delaware law.

As a general matter, the bylaws of a Delaware corporation may be adopted, amended or repealed by either (i) the stockholders entitled to vote or (ii) if such power is conferred upon the Board of Directors in the corporation's certificate of incorporation, the Board of Directors.[3] The Certificate of Incorporation confers upon the Board the power to adopt, amend or repeal the Bylaws.[4] As a result, subject to certain limited exceptions, each of the Board and the stockholders have the concurrent power to adopt, amend or repeal the Bylaws.[5]

With respect to the adoption of the Proposal, the Proposal provides, in relevant part, that "[s]hareholders ask our *board of directors to adopt, and present for shareholder approval*, a 'proxy access' bylaw." (Emphasis added). Because, under Delaware law and the Certificate of Incorporation, an amendment to the Bylaws implementing proxy access may be adopted by either the Board or the stockholders, the Proposal is unclear in numerous circumstances as to its effect in that the language contained in the Proposal related to the adoption of the Proposal is subject to at least the following three interpretations under Delaware law:

1) The Board adopts the proposed proxy access bylaw subject to approval of the proposed proxy access bylaw by the Company's stockholders. In this instance, the proposed proxy access bylaw will not become effective unless and until it is

---

[3] 8 *Del. C.* § 109.

[4] *See* Article FIFTH of the Certificate of Incorporation ("The Board of Directors of the Corporation, acting by majority vote, may alter, amend or repeal the By-Laws of the Corporation."); *see also* Article SIXTH(2) of the Certificate of Incorporation ("The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.").

[5] These concurrent powers are subject to certain limited exceptions under Delaware law. For example, the stockholders' "statutory power to adopt, amend or repeal bylaws is not coextensive with the board's concurrent power and is limited by the board's management prerogatives under Section 141(a)" of the General Corporation Law of the State of Delaware. *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 232 (Del. 2008). In addition, a bylaw amendment that is adopted by the stockholders "which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the board of directors." 8 *Del. C.* § 216.

approved by the stockholders (*e.g.*, if the Proposal is approved at the Annual Meeting, the Board would adopt a proxy access bylaw subject to stockholder approval and present it for stockholder approval at the 2017 annual meeting of stockholders with the Bylaw not becoming effective (if at all) until after the 2017 annual meeting of stockholders).

2) The Board adopts the proposed proxy access bylaw—which becomes effective immediately—and then submits the proxy access bylaw to the stockholders at the next meeting of stockholders for "approval" thereof, but the Board does not intend to do anything in response to the stockholder vote. Even if the proxy access bylaw is not then also approved by the stockholders, the proxy access bylaw will not be amended or repealed, and it will continue to be effective (*e.g.*, if the Proposal is approved at the Annual Meeting, the Board would adopt a proxy access bylaw that becomes effective upon such adoption and present it for stockholder "approval" at the 2017 annual meeting of stockholders; regardless of whether the stockholders "approve" the bylaw, it will continue to be in effect).

3) The Board adopts the proposed proxy access bylaw—which becomes effective immediately—and then submits the proxy access bylaw to the stockholders at the next meeting of stockholders for "approval" thereof, and the Board intends to repeal the proxy access provision if the proxy access provision is not approved by the stockholders. If the proxy access bylaw is not approved by the stockholders, the Board will amend by the Bylaws to remove the proxy access provision (*e.g.*, if the Proposal is approved at the Annual Meeting, the Board would adopt a proxy access bylaw that becomes effective upon such adoption and present it for stockholder "approval" at the 2017 annual meeting of stockholders; if the stockholders do not "approve" the bylaw, the Board would repeal the bylaw after the 2017 annual meeting of stockholders).

Because neither Delaware law nor the Certificate of Incorporation require the Board to submit bylaw amendments that are adopted by the Board to the stockholders for further approval or adoption, and because the adoption procedures set forth in the Proposal are subject to at least three reasonable interpretations, it is not clear what stockholder "approval" means with respect to the Proposal. Nor it is clear what disclosures the Board must make to the stockholders in connection with the stockholder "approval." For example, the Proposal does not address whether the Board is expected to make a recommendation to the stockholders with regard to the proxy access bylaw or what information the Board must disclose to the stockholders when seeking their "approval." Delaware law requires that the directors of a Delaware corporation "disclose fully and fairly all material information within the board's control when it seeks shareholder action."[6] Based on the Proposal, as drafted, the Board will be unable to determine with any reasonable certainly what is required to be disclosed to the stockholders in connection with the "approval" of the proposed proxy access bylaw.

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[6] *Malone v. Brincat*, 722 A.2d 5, 12 (Del. 1998).

Because (i) a proxy access bylaw provision could be adopted by any of the procedures set forth above under Delaware law and the Certificate of Incorporation, (ii) the Proposal could reasonably be read to require each of the adoption procedures described above in order to implement the proposed proxy access bylaw and (iii) it is unclear what information the Board must disclose to the stockholders in connection with the "approval" of the proposed proxy access bylaw, we believe that the Proposal is vague and indefinite such that the Board and the stockholders will be unable to determine with any reasonably certainly what actions related to the adoption the proposed proxy access provision the Proposal requires.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal is vague and indefinite such that the Board and the stockholders will be unable to determine with any reasonable certainty exactly what actions the Proposal requires under Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the proponent of the Proposal in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MJG/JJV